

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Dr. Leo Li
President and Chief Executive Officer
Spreadtrum Communications, Inc.
Spreadtrum Center, Building No. 1
Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People's Republic of China

> **Re: Spreadtrum Communications, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **File No. 001-33535**

Dear Dr. Li:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief